January 21, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Patheon Inc.

Amended Schedule 13E-3

Filed January 7, 2014 by Patheon Inc., et. al.

File No. 005-86695

Revised Preliminary Schedule 14A

Filed January 7, 2014

File No. 000-54283

Dear Mr. Duchovny:

This letter is submitted on behalf of Patheon Inc. (the “Company”), in response to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of January 15, 2014 to Mr. Joseph L. Johnson, III, Esq. of Goodwin Procter (the “Comment Letter”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface. Additionally for your convenience, a marked copy of the revised preliminary proxy statement and Amendment No. 2 to the Schedule 13E-3, each showing changes to the versions filed with the Commission on January 7, 2014, is enclosed.

Revised Preliminary Proxy Statement

Special Factors

Comment 1:

We note the revisions made in response to prior comment 10. Please revise further to explain why JLL believed it unlikely that an auction process would result in greater value for the company’s security holders than the DSM-JLL Newco Transaction.

Response 1:

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the revised preliminary proxy statement filed with the Commission on January 21, 2014. The revised disclosure reads as follows, marked to show changes to the disclosure previously included in the revised preliminary proxy statement filed by the Company with the Commission on January 7, 2014:

On June 17, Management and representatives of JLL met with Messrs. Watchorn, Sutin and Shaw to discuss the upcoming June 21st Board meeting. At this meeting, JLL informed Messrs. Watchorn, Sutin and Shaw that JLL was interested in exclusively pursuing the DSM-JLL Newco transaction with DSM and would not be supportive of the Company pursuing any further steps towards a third-party sale process. JLL believed that ~~the risks of~~ engaging in a protracted auction process, which JLL believed would be unlikely to result in greater value for the Shareholders than the DSM-JLL Newco transaction, ~~and would involve the risk of losing~~ would potentially jeopardize the certainty of ~~value that~~ the DSM-JLL Newco transaction ~~would provide, outweighed any potential benefits for JLL~~. JLL believed that the potential combination of Patheon and the DPP Business presented synergies that enabled the Purchaser to offer greater consideration for Patheon than other potential bidders in an auction process. In connection with its consideration of achieving liquidity for its investment in Patheon in 2013, JLL evaluated the likelihood that any strategic buyers would have the interest and financial capability to acquire Patheon and determined that it was unlikely that any such buyer would have the interest and financial capability to acquire Patheon. Additionally, based on its in depth knowledge of Patheon, acquired over the six years of its investment, JLL believed it was unlikely that any other party would be willing to offer greater value for the holders of Restricted Voting Shares than the DSM-JLL Newco transaction. JLL also believed that the combination of the Company with the DPP Business represented a compelling investment opportunity for JLL’s affiliated investment funds.

Comment 2:

We reissue prior comment 23. We note that the valuation and opinions of the financial advisors addressed a group of security holders that include affiliates of the company, such as directors and executive officers, and that the filing persons must address fairness as to unaffiliated security holders. Given the adoption of the financial advisors analyses, valuation and opinions by some of the filing persons, those filing persons must explain how they were able to reach the fairness determination required by Item 1014 of Regulation M-A.

Response 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the revised preliminary proxy statement. The revised disclosure reads as follows:

The Board and the Independent Committee were each able to reach a fairness determination as to unaffiliated Shareholders in reliance on the Formal Valuation and Fairness Opinion of BMO Capital Markets and the Fairness Opinion of RBC because the Formal Valuation and Fairness Opinion of BMO Capital Markets and the Fairness Opinion of RBC addressed the fairness of the Arrangement to a group of Shareholders that included all unaffiliated Shareholders. The only Shareholders not covered by the Formal Valuation and Fairness Opinion of BMO Capital Markets and the Fairness Opinion of RBC are JLL and its affiliates and James Mullen. Although the group of Shareholders covered by the Formal Valuation and Fairness Opinion of BMO Capital Markets and the Fairness Opinion of RBC also includes Patheon’s directors and executive officers who are affiliated with Patheon (other than affiliates of JLL and James Mullen, who are expressly excluded from the term “Minority Shareholder”), the Board and the Independent Committee considered the fact that such included affiliates will receive the same Share Consideration per Restricted Voting Share as the Shareholders that are not affiliates of Patheon, and will not receive any additional benefits or consideration for their Restricted Voting Shares pursuant to the Arrangement or otherwise. Consequently, the Board and the Independent Committee believed that the inclusion of such affiliates within the scope of the Formal Valuation and Fairness Opinion of BMO Capital Markets and the Fairness Opinion of RBC did not mitigate a finding that the Share Consideration per Restricted Voting Share is fair from a financial point of view to Patheon’s unaffiliated Shareholders.

Comment 3:

We reissue prior comment 28 as it relates to the fairness determination made by the company. Revise to explain the committee’s reasons for its decision not to consider either the company’s net book value or liquidation value in reaching its fairness determination.

Response 3:

In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the revised preliminary proxy statement. The revised disclosure reads as follows, marked to show changes to the disclosure previously included in the revised preliminary proxy statement filed by the Company with the Commission on January 7, 2014.

~~In light of the information and factors it considered, including the Formal Valuation and Fairness Opinion of BMO Capital Markets and the Fairness Opinion of RBC and the detailed discussions that the Independent Committee held with each of BMO Capital Markets and RBC regarding such opinions and the financial and other information contained therein, t~~The Independent Committee believes ~~did not consider it appropriate~~

~~to consider~~ that Patheon’s net book value values Patheon’s assets at an amount that does not exceed its historical costs and as such is not a material indicator of the current value of Patheon’s equity. The Independent Committee notes that net book value is derived from the Company’s financial statements, and as a result does not include assets that are not included in the Company’s financial statements, such as some of the value of intangible assets and goodwill. ~~, which is an accounting concept,~~ Therefore in making its determination of the substantive fairness of the Arrangement to the unaffiliated Shareholders, the Independent Committee did not believe that net book value was an appropriate factor to be considered. With respect to the liquidation value of Patheon’s assets, at no time had the Independent Committee discussed the possibility of liquidating Patheon’s assets, and as such, the Independent Committee did not believe it appropriate to consider liquidation value in its fairness determination. Additionally, the Independent Committee believed, based on its discussions with BMO Capital Markets and RBC, that the liquidation value would be significantly lower than Patheon’s value as an ongoing business. Accordingly, and as Patheon is being sold as an ongoing business, the Independent Committee also did not consider ~~or~~ the liquidation value of Patheon’s assets to be a material indicator of Patheon’s equity value and did not consider it in making its determination of the substantive fairness of the Arrangement ~~necessary in reaching its views regarding the substantive fairness of the transaction~~ to the unaffiliated Shareholders.

* * * * * * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned, outside counsel to the Company, at (617) 570-1633 or by facsimile at (617) 523-1231, or Michael E. Lytton, Executive Vice President, Corporate Development and Strategy, and General Counsel of the Company, at (919) 226-3325 or by facsimile at (919) 226-3202.

Very truly yours,

/s/ Joseph L. Johnson III, Esq.

Joseph L. Johnson III, Esq., Goodwin Procter LLP

cc:	Michael E. Lytton, Executive Vice President, Corporate Development and Strategy, and General Counsel, Patheon Inc.

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